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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*

                          SWISSRAY International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  871016-20-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   John M. Liviakis, 2420 "K" St., #220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTRL NUMBER.

CUSIP No. 871016-20-0                                         PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
      LIVIAKIS FINANCIAL COMMUNICATIONS, INC. 6-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                                 3,000,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                   3,000,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      39.3%
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]
      (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              39.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), issued by SWISSRAY International, Inc., a New York corporation (the "Corporation"). The principal offices of the Corporation are located at 200 East 32nd Street, Suite 34-B, New York, New York 10016.


2.      IDENTIFY AND BACKGROUND.

        This Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC").

        LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is John M. Liviakis ("JML"), and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the past five years, none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Schedule 13D is being filed to report 3,000,000 shares of Common Stock which the Corporation is obligated to issue to LFC pursuant to a Consulting Agreement dated effective as of March 29, 1999 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through March 28, 2000. A copy of the Consulting Agreement is filed as Exhibit "A" to this Schedule 13D.

4.      PURPOSE OF TRANSACTION.

        The 3,000,000 shares of Common Stock are to be issued by the Corporation to LFC for consulting services rendered and to be rendered by LFC pursuant to the Consulting Agreement.

        LFC has no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC expects to have the sole power to direct the vote or disposition of the 3,000,000 shares of Common Stock to be issued by the Corporation to LFC pursuant to the Consulting Agreement. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML and RAL.

        The 3,000,000 shares of Common Stock that LFC has the right to acquire pursuant to the Consulting Agreement, and as to which LFC expects to have the sole power to direct the vote or disposition, represent approximately 39.3% of that class of securities. The calculation of the percentage of the class of Common Stock is based on the 4,637,982 shares of Common Stock which the Corporation reported as outstanding as of February 9, 1999 in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998.

        During the past sixty days, LFC has not engaged in any transactions in Common Stock, other than entering into the Consulting Agreement.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Corporation entered into the Consulting Agreement with LFC and agreed therein to issue 3,000,000 shares of Common Stock to LFC in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement through March 28, 2000. The Corporation has the right to extend the term of the Consulting Agreement for an additional year through March 28, 2001 by issuing to LFC that number of additional shares of Common Stock calculated by dividing $630,000 by the average closing bid price for Common Stock during the ten trading days preceding March 29, 2000. In the Consulting Agreement, LFC agrees that while it retains beneficial ownership of the 3,000,000 shares of Common Stock that it is to receive pursuant to the Consulting Agreement, or any portion thereof, it will vote such shares in favor of Reudi G. Laupper continuing to maintain his current positions with the Corporation; to give Mr. Laupper or his designee the right to vote LFC's shares at all meetings of the Corporation's shareholders; and to enter into a voting trust agreement to effectuate the foregoing arrangements.

        Except for the Consulting Agreement, there are no contracts, arrangements, understandings or relationships between LFC and any other person with respect to any securities of the Corporation.


7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective March 29, 1999, by and between the Corporation and LFC.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1999                   Liviakis Financial Communications, Inc.

                                         By   /s/John M. Liviakis
                                            ------------------------------------
                                            John M. Liviakis, President

                                    EXHIBIT A

                              CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement"), effective as of March 29, 1999 is entered into by and between Swissray International, Inc., a New York corporation with principal offices located in Hochdorf, Switzerland (herein referred to as the "Company") and Liviakis Financial Communications, Inc., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

        WHEREAS, Company is a publicly held corporation with its common stock traded on the OTC Bulletin Board; and

        WHEREAS, Consultant has experience in the area of corporate finance, investor communications and financial investor public relations; and

        WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning corporate finance and to represent the Company in investor's communications and public relations with existing shareholders, brokers, dealers and other investment professionals as to the Company's current and proposed activities.

        NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing March 29, 1999 and ending on March 28, 2000.

2.      Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1.:

        (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy and personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;

        (b)  Introduce the Company to the financial community;

        (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;


        (d) Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers, analysts and other investment professionals, and (iii) financial public relations generally;

        (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and written inquiries (which may be referred to the Consultant by the Company); preparing press releases for the Company with the Company's involvement and approval or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing, form, distribution and other matters related to such releases, reports and communications; and the consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image.

        (f) Upon the Company's approval, disseminate information regarding the Company to shareholders, brokers, dealers, other investment community professionals and the general investing public;

        (g) Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise them of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public;

        (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and

        (i) Otherwise perform as the Company's financial relations and public relations consultant.

3. Allocation of Time and Energies. The consultant hereby promises to perform and discharge well and faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are in compliance with applicable securities laws and regulations. Consultant and staff shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth herein above in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur upon and shortly after, and in any event, within two months of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company in entering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and with such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term of the Agreement, provided the Consultant otherwise performs its obligations under this Agreement.

4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate LFC (herein referred to as "Consultants") as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultants a "Commencement Bonus" payable in the form of 3,000,000 shares of the Company's common stock ("Common Stock"). This Commencement Bonus shall be issued to the Consultants immediately following execution of this Agreement and shall, when issued and delivered to Consultants, be fully paid and non-assessable. The Company understands and agrees that Consultants gave foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 3,000,000 shares of Common Stock issued as a Commencement Bonus, therefore, constitutes payment for Consultant's agreement to consult to the Company and are a nonrefundable, nonapportionable, and non-ratable retainer; such shares of Common Stock are not a prepayment for future services. If the Company decides to terminate this Agreement prior to March 28, 2000 for any reason whatsoever, it is agreed and understood that Consultants will not be requested or demanded by the Company to return any of the shares of Common Stock paid to it hereunder. The shares of Common Stock issued pursuant to this Agreement shall be issued in the name of Liviakis Financial Communications, Inc.

4.2 Consultants acknowledge that the shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

4.3 In connection with the acquisition of Shares hereunder, the Consultants, represent and warrant to the Company as follows:

        (a) Consultants acknowledge that the Consultants have been afforded the opportunity to ask questions of and receive answers from duly authorized officers and other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultants have requested.

        (b) Consultants' investment in restricted securities is reasonable in relation to the Consultants' net worth, which is in excess of ten (10) times the Consultants' cost basis in the Shares. Consultants have had experience in investments in restricted and publicly traded securities, and Consultants have had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultants acknowledge that an investment in the Shares is speculative and involves the risk of loss. Consultants have the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultants can afford the risk of loss of his entire investment in the Shares. Consultants are (i) accredited investors, as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in Section 25102(f)(2) of the California Corporate Securities Law of 1968, as amended.

        (c) Consultants are acquiring the Shares for the Consultants' own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

        (d) Consultant agrees that throughout the period of time that it retains beneficial ownership of all or any portion of the 3,000,000 shares of Common Stock referred to above that Consultant shall (a) vote such shares in favor of Ruedi G. Laupper continuing to maintain his current position(s) with the Company and (b) give Ruedi G. Laupper and/or his designee the right to vote Consultant's shares at all Company shareholder meetings. Consultant further agrees to sign a Voting Trust Agreement so as to effectuate the terms and intent of this paragraph.

5. Financing "Finder's Fee". It is understood that in the event Consultant introduces Company, or its nominees, to a lender or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary. It is also understood that in the event Consultant introduces Company, or its nominees, to an acquisition candidate, either directly or indirectly through another intermediary, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately acquires or causes the completion of such acquisition, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2% of total gross consideration provided by such acquisition, such fee to be payable in cash. This will be in addition to any fees payable by Company to any other intermediary, if any, which shall be per separate agreements negotiated between Company and such other intermediary. It is specifically understood that Consultant is not or does it hold itself out to be a Broker/Dealer, but is rather merely a "Finder" in reference to the Company procuring financing sources and acquisition candidates. (Total fee for Liviakis and other commission not to exceed ten (10) percent).

5.1 It is further understood that Company, and not Consultant, is responsible to perform any and all due diligence on such lender, equity purchaser or acquisition candidate introduced to it by Consultant under this Agreement, prior to Company receiving funds or closing on any acquisition. However, Consultant will not introduce any parties to Company about which Consultant has any prior knowledge of questionable, unethical or illicit activities.

5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing or acquisition is closed. Moreover, said compensation, will be a condition precedent to the closing of such financing or acquisition and Company shall execute any and all documents necessary to effect said compensation.

5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing or acquisition candidate provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5. during the period of one year from the date of this Agreement, a fee to Consultant equal to that outlined in Section "5" herein.

5.4 Consultant will notify Company of introductions it makes for potential sources of financing or acquisitions in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant within 5 days or sooner if possible of such circumstances via facsimile memo.

6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large groups of investment professionals mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the

Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or material not designated by the Company to the Consultant as "confidential" or "Company private" excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

8. Representations. Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that, to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker Dealer or a registered investment advisor. Company acknowledges that, to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel with respect to this Agreement. Consultant represents that they have consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.

10. Status of Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideration and that the Company will not withhold from such consideration any amounts as to income taxes, social security payments or any payroll taxes. All such income taxes and other such payments shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

11. Attorney's Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorney's fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

12. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

13. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

        To the Company:             Swissray International, Inc.
                                    Ruedi G. Laupper, CEO
                                    200 East 32nd Street, Suite 34-B
                                    New York, NY 10016

        To the Consultant:          Liviakis Financial Communications, Inc.
                                    John M. Liviakis, President
                                    2420 "K" Street, Suite 220
                                    Sacramento, CA 95816

        It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such change to the other party in the manner set forth in this paragraph.

14. Choice of Law, Jurisdiction of Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California. The parties agree that Sacramento County, CA, will be the venue of any dispute and will have jurisdiction over all parties.

15. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding arbitration in New York in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

16. Definition of Company. Wherever the term Company appears insofar as same relates to Company approvals and/or Company requests, such term shall refer to the approval and/or request of Ruedi G. Laupper, President and CEO of the Company or his designee (as must be evidenced by document executed by Ruedi G. Laupper).

17. Option to Extend Term of Consultancy. Consultant grants to Company the option (in Company's sole discretion) to extend this Consulting Agreement for an additional period of one year commencing March 29, 2000 and terminating March 28, 2001 under the same terms, conditions, responsibilities, warranties and agreements as are contained herein with the sole exception being that paragraph
4.1 to the section entitled "Remuneration" shall be revised so as to reflect the agreement of the parties hereto that the remuneration to be provided for such second year shall be $630,000. Such remuneration shall be paid in restrictive shares of Common Stock with the number of shares to be determined based upon the ten (10) day average closing bid price for the 10 consecutive trading days preceding March 29, 2000. In order for the Company to extend this Agreement in accordance with the terms and conditions of this paragraph, notification must be sent by the Company to Consultant within no less than two (2) weeks prior to the termination of this Agreement.

18. Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.


AGREED TO:

"Company"                               SWISSRAY INTERNATIONAL, INC.


Date:   03/29/99                        By:    /s/Ruedi G. Laupper
                                           -------------------------------------
                                                  Ruedi G. Laupper, Chief
                                                    Executive Officer

"Consultant"                            LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

Date:   3/29/99                         By:    /s/John M. Liviakis
                                           -------------------------------------
                                                  John M. Liviakis, President